As filed with the Securities and Exchange Commission on November 1, 2012.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

KB FINANCIAL GROUP INC.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Republic of Korea

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing common shares of KB Financial Group Inc.	300,000,000 American Depositary Shares	$5.00	$15,000,000	$2,046.00

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(a) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(b) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(c) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(d) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(e) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(f) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(g) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(h) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(i) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(j) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 23
3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

(a)

Form of Amended and Restated Deposit Agreement dated as of ____________, 2012 among KB Financial Group Inc., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.

(b)

Any other agreement, to which the depositary is a party, relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby. – Not applicable.

(c)

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.

(d)

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

(e)

Certification under Rule 466. – Not applicable.

(f)

Powers of attorney for certain officers and directors and the authorized representative in the United States of KB Financial Group Inc. – Set forth on the signature pages hereto.

Item - 4.

Undertakings

(a)        The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)        If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 31, 2012.

Legal entity created by the agreement for the issuance of depositary shares representing common shares of KB Financial Group Inc.

By:

The Bank of New York Mellon,

As Depositary

By:

/s/ David S. Stueber

Name: David S. Stueber

Title:   Managing Director

Pursuant to the requirements of the Securities Act of 1933, KB Financial Group Inc. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Seoul, Korea, on October 31, 2012.

KB Financial Group Inc.

By:  /s/ Jong Kyoo Yoon

        Name: Jong Kyoo Yoon

Title:  Deputy President and Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Jong Kyoo Yoon, Deputy President and Chief Financial Officer, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto such said attorney-in-fact power and authority to do and perform every act necessary or desirable to be done solely in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any substitute or substitutes of such attorney-in-fact, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on October 31, 2012.

/s/ Kyung Jae Lee	/s/ Yoon-Dae Euh
Kyung Jae Lee	Yoon-Dae Euh
Non-executive Director	Chairman and Chief Executive Officer
(principal executive officer)

/s/ Jae Wook Bae	/s/ Young Rok Lim
Jae Wook Bae	Young Rok Lim
Non-executive Director	President and Executive Director

/s/ Young Jin Kim	/s/ Byong Deok Min
Young Jin Kim	Byong Deok Min
Non-executive Director	Non-standing Director

/s/ Kun Ho Hwang
Kun Ho Hwang	Vaughn Richtor
Non-executive Director	Non-standing Director

/s/ Jong Cheon Lee	/s/ Jong Kyoo Yoon
Jong Cheon Lee	Jong Kyoo Yoon
Non-executive Director	Deputy President and Chief Financial Officer
(principal financial and accounting officer)

/s/ Sang Moon Hahm
Sang Moon Hahm
Non-executive Director

/s/ Seung Hee Koh
Seung Hee Koh
Non-executive Director

/s/ Young Nam Lee
Young Nam Lee
Non-executive Director

/s/ Jae Mok Cho
Jae Mok Cho
Non-executive Director

/s/ Chung Kyu Park
Chung Kyu Park
General Manager
Kookmin Bank, New York Branch
Authorized Representative in the United States

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INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of __________, 2012 among KB Financial Group Inc., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

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